UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 4, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                          A news release dated 9 September, 2011 entitled ‘Vodafone Launches the Vodafone Xone™ R&D Centre in Silicon Valley’

2.                          A news release dated 20 September, 2011 entitled ‘Vodafone and Conexus Mobile Alliance Form Strategic Partnership’

3.                          A news release dated 21 September, 2011 entitled ‘Vodafone and Nantworks to Explore Global Mobile Data Services Development’

4.                          A news release dated 29 September, 2011 entitled ‘Vodafone and Swisscom to Extend their Strategic Partnership’

5.                          A news release dated 30 September, 2011 entitled ‘Vodafone Italy Secures Spectrum to Deliver New Services for Customers’

6.                          Stock Exchange Announcement dated 2 September, 2011 entitled ‘Transactions in Own Securities’

7.                          Stock Exchange Announcement dated 5 September, 2011 entitled ‘Transactions in Own Securities’

8.                          Stock Exchange Announcement dated 6 September, 2011 entitled ‘Transactions in Own Securities’

9.                          Stock Exchange Announcement dated 7 September, 2011 entitled ‘Transactions in Own Securities’

10.                  Stock Exchange Announcement dated 8 September, 2011 entitled ‘Transactions in Own Securities’

11.                  Stock Exchange Announcement dated 9 September, 2011 entitled ‘Transactions in Own Securities ’

12.                  Stock Exchange Announcement dated 12 September, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

13.                  Stock Exchange Announcement dated 13 September, 2011 entitled ‘Transactions in Own Securities’

14.                  Stock Exchange Announcement dated 14 September, 2011 entitled ‘Transactions in Own Securities’

15.                  Stock Exchange Announcement dated 15 September, 2011 entitled ‘Transactions in Own Securities’

16.                  Stock Exchange Announcement dated 16 September, 2011 entitled ‘Transactions in Own Securities’

17.                  Stock Exchange Announcement dated 16 September, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.                  Stock Exchange Announcement dated 20 September, 2011 entitled ‘Transactions in Own Securities’

19.                  Stock Exchange Announcement dated 21 September, 2011 entitled ‘Transactions in Own Securities’

20.                  Stock Exchange Announcement dated 23 September, 2011 entitled ‘Transactions in Own Securities’

21.                  Stock Exchange Announcement dated 26 September, 2011 entitled ‘Transactions in Own Securities’

22.                  Stock Exchange Announcement dated 27 September, 2011 entitled ‘Transactions in Own Securities’

23.                  Stock Exchange Announcement dated 28 September, 2011 entitled ‘Transactions in Own Securities’

24.                  Stock Exchange Announcement dated 30 September, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

VODAFONE LAUNCHES THE VODAFONE XONE™ R&D CENTRE IN SILICON VALLEY

New facility designed to take innovative concepts through rapid testing process to potential high-volume production

Redwood City, CA.   September 9, 2011 -- Vodafone, one of the world’s largest mobile communications companies by revenue, today announced the launch of its Silicon Valley integrated R&D Centre, Vodafone Xone™.

Under the Vodafone Xone™ program Vodafone, with 382 million customers in more than 30 countries, will provide technical expertise, potential financial assistance, logistical support and facilities to help promising US technology companies gain a fast track into proof-of-concept trials across Vodafone’s global network.

As Vodafone’s first fully integrated mobile R&D centre in Silicon Valley, Vodafone Xone™ is intended to:

•                  identify and qualify innovative technologies from startups, R&D labs, universities and venture capital portfolios with the potential to deliver new and innovative products and services to Vodafone’s global customer base;

•                  provide selected companies with commercial feedback.  Companies will be offered support from the Vodafone Xone™ team of professionals whose expertise spans business development, network and device architecture, consumer electronics, payment and billing mechanisms, data analytics and content delivery.   Up to 24 companies are able to use on-site office and test space within Vodafone Xone™;

•                  test products and services in the Vodafone Xone™ test and development lab, a fully functional replica of Vodafone’s global networks including a protected environment for developers to test solutions. Capabilities include 2G/3G/LTE radio and an Internet Protocol (IP) network together with access to the IP service framework IP Multimedia Subsystem. The lab is interconnected via a dedicated backbone to Vodafone’s European networks. Vodafone Xone™ is also closely aligned with Verizon’s Innovation Centres in San Francisco and Waltham, Mass., giving select companies access to Verizon Wireless’s development 4G LTE network, the high-speed, next-generation platform common to both Vodafone and Verizon Wireless, as well as additional collaboration resources;

•                  assess options for  strategic investments in start ups via Vodafone Group’s corporate venture capital arm - Vodafone Ventures.

Siavash Alamouti, director of Vodafone Group Research and Development said: “Vodafone Xone™ offers Silicon Valley start ups access to more than a third of a billion customers in more than 30 countries around the world. We’re excited about this opportunity to share our scale and global expertise with the brightest and best the valley has to offer.”

The Vodafone Xone™ team is set to organise and host a range of collaborative events including seminars, and other initiatives aimed at attracting new technologies into the program.

For companies looking to contact the Vodafone Xone™, please go to www.vodafone.com/xone

- ends -

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

Investor Relations

Tel:  +44 (0) 7919 990 230

20 September 2011

VODAFONE AND CONEXUS MOBILE ALLIANCE FORM STRATEGIC PARTNERSHIP

•               Significantly expands Vodafone’s presence in Asia and provides Conexus with greater access to Vodafone’s global footprint

•               Advances both Vodafone’s and participating Conexus members’ ability to deliver communications services to multinational businesses both in and out of the region

•               Enhances the roaming experience for a combined global mobile customer base of over 600 million

Vodafone Group (“Vodafone”) and the Conexus Mobile Alliance (“Conexus” or the “Alliance”) today jointly announce that they have agreed to form a strategic partnership which will significantly expand Vodafone’s partner market presence in Asia and provide Conexus member customers with greater support in Vodafone’s global footprint.

Vodafone intends to work with as many of the Conexus members as possible*, complementing Vodafone’s own regional operations in India, Australia, Fiji and New Zealand and its existing partners in Malaysia (Celcom) and Sri Lanka (Dialog).

Over time, Vodafone’s agreement with Conexus will include partnerships with:

- FarEasTone (Taiwan);

- Hutchison Telecom (Hong Kong);

- NTT DOCOMO (Japan);

- SMART (the Philippines);

- StarHub (Singapore); and

- TrueMove (Thailand).

Vodafone and Conexus also intend to expand partnerships with remaining Conexus members, such as KT in South Korea, to further enhance coverage.

In countries where Vodafone already has a current partner market agreement in place, any new agreement with a Conexus member would take effect once the existing contract had expired.

The move will enhance both Conexus members’ and Vodafone’s ability to meet growing demand among multinational businesses for sophisticated voice and data communications solutions as well as advanced roaming services within and out of Asia.

Vodafone Global Enterprise - the business within Vodafone that manages the communications needs of multinational companies - already has 140 customers which are headquartered in Asia Pacific and a further 435 customers which operate in the region.

Conexus members will be able to use the Vodafone brand, enjoy access to Vodafone’s devices and services in their home markets and become the preferred partner of Vodafone in respect of the agreed areas of cooperation.

Together, Vodafone and Conexus will provide customers with enhanced network coverage, harmonised roaming rates across multiple countries and greater cost efficiencies**.

Vodafone’s multinational customers will benefit by being able to add the Conexus countries to their existing contracts for international managed services, while continuing to be serviced via a single point of contact. Conexus members will similarly benefit from Vodafone’s footprint. In addition, Vodafone and Conexus plan to support multinational corporations by providing communications expenditure tracking and procurement services while introducing innovative mobile price plans across the two organisations’ shared area of operations.

Morten Lundal, Vodafone’s Group Chief Commercial Officer, said: “The value to Vodafone of collaborating with Conexus will be significant given the growing importance of Asia to our enterprise customers. These agreements will strengthen and deepen the benefits to our customers operating in these large and dynamic markets.”

Andrew Kwok, Chairman of Conexus, said:  “Conexus is always actively looking for growth opportunities to further enhance its value and competitiveness in the region and worldwide. Through natural growth and member acquisitions, we have tripled our customer base from 100 million to over 320 million in a mere five years after establishment.

“The unprecedented partnership between Conexus and Vodafone is a realisation of Conexus’ growth strategy.  We believe that it has marked the world’s first collaboration between one of Asia’s largest mobile alliances and one of the world’s largest mobile communities.  The partnership is of strong strategic value to the Alliance. It will not only enable us to further extend our global reach but also increase our overall competitiveness especially in coping with diverse global customer requirements. The partnership showcases our common vision to provide our combined global mobile customer base of over 600 million customers with preferential roaming services and unique value propositions for corporate customers.  It also offers a good opportunity for Conexus members to extend their business relationships to more than 40 existing partners of Vodafone,” Mr. Kwok added.

* = The only Conexus country in which Vodafone would not seek an alliance is India, where Vodafone already operates under the Vodafone brand. India remains a Conexus country and there will be no change in the day to day operation and commitment of her alliance members.

** = NTT DOCOMO and Vodafone will enter into a partnership in the area of global corporate sales, terminals and best practice sharing.

-ends-

For further information:

Vodafone Group
Media Relations	Investor Relations
Tel: +44 (0) 1635 664444	Tel: +44 (0) 7919 990 230

Conexus Mobile Alliance

Media Relations

Cassie Fong

Senior Manager, Corporate Communications

StarHub

DID:+65 68255516

Email:cassie@starhub.com

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

About Conexus Mobile Alliance

Established in April 2006, Conexus Mobile Alliance is one of Asia’s largest mobile alliances. The alliance is formed to develop and enhance international roaming and corporate mobile services for greater convenience and ease of use for its members’ customers. The alliance is committed to promoting voice, video and data roaming via its members’ GSM/GPRS, W-CDMA networks and/or HSPA networks and aims to create a Virtual Home Environment for its member customers to experience seamless, convenient mobile-related services when they roam. The Alliance boasted a combined customer base of approximately 321 million mobile subscribers as at 30 June 2011. For more information, please visit www.conexusmobile.com.

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa, with teams based in 21 countries across the globe.

About Vodafone Partner Markets

Vodafone Partner Markets are a series of strategic alliances across the globe between Vodafone Group and mobile network operators which Vodafone does not own. Instead, Vodafone has leveraged its global brand, and international products and services to agree partnerships which enable its partners to offer products and services under the Vodafone name. Partner Markets vary from full Vodafone branding agreements through to product branding, roaming and service resale agreements. In addition to offering Vodafone products and services to partner companies’ customers, Vodafone customers, when roaming on partner networks, are able to seamlessly access a range of services familiar to them from their home markets.

21 September 2011

VODAFONE AND NANTWORKS TO EXPLORE GLOBAL MOBILE DATA SERVICES DEVELOPMENT

First collaboration under newly launched Vodafone xone R&D centre in Silicon Valley

Partnership will initially focus on developing healthcare services over mobile networks

Vodafone today announced it has signed a memorandum of understanding with Los Angeles-based NantWorks LLC to explore mobile data services development with a particular focus on innovative mobile healthcare services to deliver patient care remotely.

NantWorks is one of the first companies signed through Vodafone’s new Vodafone xone technology R&D centre, based in Silicon Valley, which aims to identify and qualify innovative technologies from startups, R&D labs, universities and venture capital portfolios.

Vodafone xone will provide technical expertise, potential financial assistance, logistical support and facilities to help promising US technology companies gain a fast track into proof-of-concept trials across Vodafone’s global network.

NantWorks Chairman and CEO Patrick Soon-Shiong said: “Vodafone is the ideal partner for NantWorks as we develop technologies intended to bring the digital revolution into more aspects of people’s lives, including healthcare and education. I welcome the opening of Vodafone xone here in California and I look forward to a great partnership between our companies.”

Siavash Alamouti, Director of Vodafone Group R&D said: “NantWorks is an exciting and visionary company. We look forward to a fruitful collaboration as we explore options to bring new and transformative products and services to market.”

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

About NantWorks

NantWorks LLC is a company founded and led by Dr. Patrick Soon-Shiong.  Its mission is to converge semiconductor technology, supercomputing, advanced networks and augmented intelligence to transform how we work, play and live. Early applications will be in the fields including scientific research and healthcare. For more information, see www.nantworks.com

Media Enquiries:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

NantWorks

Jen Hodson

Tel:  +1 310 405 7539

29 September 2011

VODAFONE AND SWISSCOM TO EXTEND THEIR STRATEGIC PARTNERSHIP

Swisscom (Switzerland) AG and Vodafone today announced an extension of their strategic partnership agreement.

This partnership will enable both companies to fully support the communications needs of large businesses and multinational companies and continue to offer beneficial roaming arrangements to Vodafone and Swisscom customers.  The companies will also jointly source and deploy a full range of products and services targeted at the business and consumer markets.

Under the terms of the agreement, the companies will continue to jointly procure phones, network equipment, service platforms and other technology infrastructure.

Morten Lundal, Vodafone’s Chief Commercial Officer, said: “Switzerland is an important communications market and we are pleased to be extending our partnership with Swisscom, the market leader. The agreement enhances our ability to serve our international customers headquartered in Switzerland and to continue to offer them a full range of international products and services.”

Christian Petit, Head of Residential Customers Swisscom, said: “It is a partnership for the benefit of our customers. It brings together the leading international communications group and Swisscom’s leading position in the Swiss market so our customers will enjoy the best of both worlds. This smart, industry cooperation adds value and I am sure it will bring great benefits to both companies.”

With more than 42 members - including this partnership with Swisscom - Vodafone’s Partner Market programme has become the world’s leading mobile communications alliance.

- ends-

For further information:

Investor Relations	Media Relations
Telephone: +44 (0) 7919 990 230	Telephone: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

30 September 2011

VODAFONE ITALY SECURES SPECTRUM TO DELIVER NEW SERVICES FOR CUSTOMERS

Vodafone Italy has been awarded a total of 60 MHz (2x30 MHz) of new spectrum in the Italian government’s auction, enabling the Company to provide its customers with enhanced mobile internet services across the country, including in rural areas.

The spectrum award will support Vodafone Italy’s plans to develop the next generation of wireless data services using Long Term Evolution (LTE) technology.  LTE transforms the customer experience of the mobile internet, offering high-speed data access and rich multimedia services. In developing LTE services, Vodafone Italy will draw on the experience of Vodafone Germany, which launched LTE towards the end of 2010.

Vodafone Italy bid successfully for a total of 20 MHz (2x10 MHz) in the 800 MHz band, 10 MHz (2x5MHz) in the 1.8 GHz band, and 30 MHz (2x15MHz) in the 2.6 GHz band for a total consideration of €1,260 million (£1,096 million).  The 800 MHz ‘digital dividend’ spectrum will become available in January 2013 after the local television stations have freed it up.  The 1.8 GHz band will become available by the end of 2011 and the 2.6 GHz spectrum band will become available by the end of 2012.

The additional spectrum and ongoing network investments will enable Vodafone Italy to build on its success in delivering mobile internet services to its customers.  Over the last financial year, Vodafone Italy saw strong growth in the uptake of smartphones and mobile internet services, helping to boost mobile data revenue growth by around 22%.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	1 September 2011

Number of ordinary shares purchased:	14,500,000

Highest purchase price paid per share:	165.6p

Lowest purchase price paid per share:	160.65p

Volume weighted average price per share:	163.1684p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 485,848,333 shares at a cost (including dealing and associated costs) of £798,782,448.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 September 2011

Number of ordinary shares transferred:	825,730

Highest transfer price per share:	162.5p

Lowest transfer price per share:	159.65p

Following both the above transactions, Vodafone holds 4,471,987,502 of its ordinary shares in treasury and has 50,840,559,477 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	2 September 2011

Number of ordinary shares purchased:	9,900,000

Highest purchase price paid per share:	164.5p

Lowest purchase price paid per share:	162.1p

Volume weighted average price per share:	162.9951p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 495,748,333 shares at a cost (including dealing and associated costs) of £815,002,873.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 September 2011

Number of ordinary shares transferred:	203,474

Highest transfer price per share:	161p

Lowest transfer price per share:	161p

Following both the above transactions, Vodafone holds 4,481,684,028 of its ordinary shares in treasury and has 50,830,862,951 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	5 September 2011

Number of ordinary shares purchased:	9,800,000

Highest purchase price paid per share:	161.8p

Lowest purchase price paid per share:	157.4p

Volume weighted average price per share:	159.9442p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 505,548,333 shares at a cost (including dealing and associated costs) of £830,758,914.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 September 2011

Number of ordinary shares transferred:	351,672

Highest transfer price per share:	164.4p

Lowest transfer price per share:	160.4p

Following both the above transactions, Vodafone holds 4,491,132,356 of its ordinary shares in treasury and has 50,821,414,623 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	6 September 2011

Number of ordinary shares purchased:	11,600,000

Highest purchase price paid per share:	161.2p

Lowest purchase price paid per share:	157.95p

Volume weighted average price per share:	159.5628p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 517,148,333 shares at a cost (including dealing and associated costs) of £849,364,448.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 September 2011

Number of ordinary shares transferred:	177,152

Highest transfer price per share:	162.4p

Lowest transfer price per share:	162.4p

Following both the above transactions, Vodafone holds 4,502,555,204 of its ordinary shares in treasury and has 50,809,991,775 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	7 September 2011

Number of ordinary shares purchased:	11,600,000

Highest purchase price paid per share:	164.45p

Lowest purchase price paid per share:	161.65p

Volume weighted average price per share:	162.8262p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 528,748,333 shares at a cost (including dealing and associated costs) of £868,350,505.

Following the purchase of these shares, Vodafone holds 4,514,155,204 of its ordinary shares in treasury and has 50,798,391,775 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	8 September 2011

Number of ordinary shares purchased:	11,900,000

Highest purchase price paid per share:	164.1p

Lowest purchase price paid per share:	160.5p

Volume weighted average price per share:	162.569p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 540,648,333 shares at a cost (including dealing and associated costs) of £887,796,814.

Following the purchase of these shares, Vodafone holds 4,526,055,204 of its ordinary shares in treasury and has 50,786,491,775 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 12 September 2011 by Computershare Plan Managers that on 9 September 2011, Warren Finegold, a person discharging managerial responsibility, exercised an option over 17,568 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”).  The option was granted on 18 July 2006 at an option price of 91.64p per Ordinary Share, pursuant to the Rules of the Vodafone Group 1998 Sharesave Scheme.  Mr Finegold has retained all 17,568 Ordinary Shares.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	12 September 2011

Number of ordinary shares purchased:	12,600,000

Highest purchase price paid per share:	161.15p

Lowest purchase price paid per share:	157.8p

Volume weighted average price per share:	159.123p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 553,248,333 shares at a cost (including dealing and associated costs) of £907,950,571.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 September 2011

Number of ordinary shares transferred:	383,634

Highest transfer price per share:	163.9p

Lowest transfer price per share:	163.9p

Following both the above transactions, Vodafone holds 4,538,271,570 of its ordinary shares in treasury and has 50,774,275,409 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	13 September 2011

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	161.2p

Lowest purchase price paid per share:	157.15p

Volume weighted average price per share:	159.274p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 566,248,333 shares at a cost (including dealing and associated costs) of £928,763,861.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 September 2011

Number of ordinary shares transferred:	251,029

Highest transfer price per share:	162p

Lowest transfer price per share:	159.95p

Following both the above transactions, Vodafone holds 4,551,020,541 of its ordinary shares in treasury and has 50,761,526,438 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	14 September 2011

Number of ordinary shares purchased:	10,500,000

Highest purchase price paid per share:	163.9p

Lowest purchase price paid per share:	159.95p

Volume weighted average price per share:	162.497p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 576,748,333 shares at a cost (including dealing and associated costs) of £945,914,770.

Following the purchase of these shares, Vodafone holds 4,561,520,541 of its ordinary shares in treasury and has 50,751,026,438 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	15 September 2011

Number of ordinary shares purchased:	13,400,000

Highest purchase price paid per share:	165.4p

Lowest purchase price paid per share:	162.7p

Volume weighted average price per share:	164.0534p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 590,148,333 shares at a cost (including dealing and associated costs) of £968,012,239.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 September 2011

Number of ordinary shares transferred:	9,587

Highest transfer price per share:	160.2p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,574,910,954 of its ordinary shares in treasury and has 50,737,660,955 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 September 2011 by Computershare Trustees Limited that on 12 September 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 159.95p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	156

Andrew Halford*	156

Matthew Kirk	156

Ronald Schellekens	156

* Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	19 September 2011

Number of ordinary shares purchased:	9,600,000

Highest purchase price paid per share:	164.1p

Lowest purchase price paid per share:	161p

Volume weighted average price per share:	162.1386p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 599,748,333 shares at a cost (including dealing and associated costs) of £983,658,485.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 September 2011

Number of ordinary shares transferred:	220,455

Highest transfer price per share:	163.35p

Lowest transfer price per share:	162.3p

Following both the above transactions, Vodafone holds 4,584,290,499 of its ordinary shares in treasury and has 50,728,281,410 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	20 September 2011

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	165.15p

Lowest purchase price paid per share:	160.8p

Volume weighted average price per share:	163.3144p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 610,748,333 shares at a cost (including dealing and associated costs) of £1,001,716,486.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 September 2011

Number of ordinary shares transferred:	92,254

Highest transfer price per share:	163.9p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,595,198,245 of its ordinary shares in treasury and has 50,717,373,664 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	22 September 2011

Number of ordinary shares purchased:	14,100,000

Highest purchase price paid per share:	161.9p

Lowest purchase price paid per share:	158p

Volume weighted average price per share:	159.6783p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 624,848,333 shares at a cost (including dealing and associated costs) of £1,024,348,204.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 September 2011

Number of ordinary shares transferred:	12,911

Highest transfer price per share:	164.95p

Lowest transfer price per share:	161.15p

Following both the above transactions, Vodafone holds 4,609,285,334 of its ordinary shares in treasury and has 50,703,286,575 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	23 September 2011

Number of ordinary shares purchased:	20,400,000

Highest purchase price paid per share:	163.25p

Lowest purchase price paid per share:	159.8p

Volume weighted average price per share:	161.6142p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 645,248,333 shares at a cost (including dealing and associated costs) of £1,057,488,942.

Following the purchase of these shares, Vodafone holds 4,629,685,334 of its ordinary shares in treasury and has 50,682,886,575 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	26 September 2011

Number of ordinary shares purchased:	11,600,000

Highest purchase price paid per share:	165.35p

Lowest purchase price paid per share:	159.95p

Volume weighted average price per share:	163.2092p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 656,848,333 shares at a cost (including dealing and associated costs) of £1,076,519,658.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 September 2011

Number of ordinary shares transferred:	194,369

Highest transfer price per share:	159.15p

Lowest transfer price per share:	159.15p

Following both the above transactions, Vodafone holds 4,641,090,965 of its ordinary shares in treasury and has 50,671,480,944 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	27 September 2011

Number of ordinary shares purchased:	14,172,285

Highest purchase price paid per share:	166.05p

Lowest purchase price paid per share:	163.7p

Volume weighted average price per share:	164.8208p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 671,020,618 shares at a cost (including dealing and associated costs) of £1,099,999,999.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 September 2011

Number of ordinary shares transferred:	29,530

Highest transfer price per share:	161.6p

Lowest transfer price per share:	161.6p

Following both the above transactions, Vodafone holds 4,655,233,720 of its ordinary shares in treasury and has 50,657,338,189 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 September 2011

Number of ordinary shares transferred:	131,769

Highest transfer price per share:	166.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,655,101,951 of its ordinary shares in treasury and has 55,312,571,909 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 50,657,469,958 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 50,657,469,958.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 4, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary